

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 4628

June 21, 2019

Via E-Mail
Peter Hovenier
Chief Financial Officer
Boingo Wireless, Inc.
10960 Wilshire Blvd., 23rd Floor
Los Angeles, CA 90024

> **Re: Boingo Wireless, Inc.
> Form 10-K for the Fiscal Year Ended December 31, 2018
> Filed March 1, 2019
> File No. 1-35155**

Dear Mr. Hovenier:

We refer you to our comment letter dated May 29, 2019 regarding business contacts with Syria, Sudan and North Korea. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Larry Spirgel
Assistant Director